Exhibit 8.1
The Board of Directors
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, MD 20832
The Board of Directors
CN Bancorp, Inc.
7401 Ritchie Highway
Glen Burnie, Maryland 21061
Project Carnivale Tax Opinion
You have requested the opinion of KPMG LLP (“KPMG”) regarding certain federal income tax consequences resulting from the merger of CN Bancorp, Inc. (“CNB”) with and into Sandy Spring Bancorp, Inc. (“Bancorp”). As described in the merger agreement (defined below), CNB will merge with and into Bancorp under the laws of the State of Maryland, with the result that the separate existence of CNB shall cease and Bancorp shall continue as the surviving corporation (the “merger”).
You have submitted for our consideration:
•	A certificate signed by Philip J. Mantua and dated the date hereof, setting forth certain representations made on behalf of Bancorp and Sandy Spring Bank (the “Sandy Spring Certificate”);

•	A certificate signed by Jan W. Clark and dated the date hereof, setting forth certain representations made on behalf of CNB and County National Bank (the “CNB Certificate”) ;

•	a copy of the Agreement and Plan of Merger by and between Bancorp and CNB, dated as of December 13, 2006 (the “merger agreement”);

•	a draft of the Amendment No. 1 to the Registration Statement on Form S-4 under the Securities Act of 1933 to be filed with the Securities and Exchange Commission (the “Registration Statement”).
In formulating our opinion, we examined such documents as we deemed appropriate. In addition, we have obtained such additional information as we deemed relevant and necessary through consultation with various officers and representatives of Bancorp and CNB. Any capitalized terms used but not defined herein have the meanings given to such terms in the merger agreement.
Our opinions set forth below assume (1) the accuracy of the statements and facts concerning the merger set forth in the merger agreement and the Registration Statement, (2) the consummation of the merger in the

Sandy Spring Bancorp, Inc.
CN Bancorp, Inc.
Project Carnivale Tax Opinion
manner contemplated by, and in accordance with the terms set forth in, the merger agreement and the Registration Statement, (3) the accuracy of (i) the representations made and the assumptions permitted by Bancorp and Sandy Spring Bank set forth in the Sandy Spring Certificate, and (ii) the representations made and the assumptions permitted by CNB and County National Bank set forth in the CNB Certificate, and (4) that any representations and assumptions made in such certificates that are qualified by knowledge or qualifications of like import are accurate without such qualification. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing as the incompleteness or inaccuracy could cause us to change our opinions.
We have not reviewed all of the legal documents necessary to effectuate the steps to be undertaken (such as, for example, certificates of merger), and we assume that all steps will be effectuated under state and Federal law and will be consistent with the legal documentation and the description of the merger as set forth in the above-noted documentation.
Our advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading OPINIONS. KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on herein.
TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF SUCH TRANSACTION TO ANY PARTICULAR CNB STOCKHOLDER WILL DEPEND ON THAT CNB STOCKHOLDER’S PARTICULAR SITUATION. CNB STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.
This discussion addresses only such CNB stockholders who hold their CNB common stock as a capital asset and does not address all of the United States federal income tax consequences that may be relevant to particular CNB stockholders in light of their particular circumstances or to CNB stockholders who are subject to special rules, such as, without limitation
•	mutual funds, banks, thrifts or other financial institutions;

•	partnerships and their partners, subchapter S corporations and their shareholders or other pass-through entities and their members;

•	regulated investments companies, real estate investment trusts, or cooperatives;

•	tax-exempt organizations or pension funds;

•	insurance companies;

•	brokers or dealers in securities or currencies;

•	traders in securities or currencies who elect to apply a mark-to-market method of accounting;

•	foreign holders or U.S. expatriates;

•	persons who hold their shares as part of a hedge, appreciated financial position, straddle, wash sale, synthetic security, constructive sale, conversion transaction or other integrated investment;

•	holders of restricted stock;

•	holders whose functional currency is not the U.S. dollar; and
with the exception of our opinions on the federal income tax consequences to holders of CNB options,
•	holders who acquired their shares through a benefit plan or a tax-qualified retirement plan or through the exercise of employee stock options or similar derivative securities or otherwise as compensation; and

•	holders of any employee stock options.
These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.
In rendering our advice, we may consider, for example, the applicable provisions of the Internal Revenue Code of 1986 and ERISA, as amended, and the relevant state and foreign statutes, the regulations thereunder, income tax treaties, and judicial and administrative interpretations, thereof. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification.
This discussion does not purport to be a comprehensive analysis or description of all potential United States federal income tax consequences of the transactions. Tax consequences under the federal alternative minimum tax laws; federal estate, gift and other non-income tax laws; state, local and foreign laws, and federal laws other than federal income tax laws, are not addressed.
OPINIONS
Based upon the facts and statements set forth above, our examination and review of the documents referred to above and subject to the assumptions set forth above and qualifications set forth below, we are of the opinion that, for federal income tax purposes,

Sandy Spring Bancorp, Inc.
CN Bancorp, Inc.
Project Carnivale Tax Opinion
1	The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

2	Bancorp and CNB will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

3	No gain or loss will be recognized by Bancorp or CNB by reason of the merger;

4	A CNB stockholder will treat the receipt of cash for a fractional share interest in Bancorp common stock as if such stockholder first received the fractional share interest in the merger and then received cash for such fractional share interest in a redemption occurring after and separate from the merger;

5	A CNB stockholder will recognize no gain or loss on the receipt of Bancorp common stock solely in exchange for a share of CNB common stock;

6	A CNB stockholder will recognize gain, but not loss, on the receipt of Bancorp common stock and cash in exchange for CNB common stock. The amount of gain recognized will not exceed the cash received. Such gain will be capital gain or dividend income (which generally are taxable at the same rates, in the case of long-term capital gains), depending on whether the receipt of the cash has the effect of a dividend distribution, as provided in Section 356(a)(2) of the Internal Revenue Code with the application of Section 318(a) of the Internal Revenue Code, and not in excess of the CNB stockholder’s ratable share of earnings and profits. A CNB stockholder will not recognize a loss if such stockholder’s tax basis in a share of CNB common stock is greater than the fair market value of the Bancorp common stock and cash received therefor, and may not offset such a loss against a gain recognized on another share of CNB common stock.

7	A CNB stockholder’s total tax basis in the shares of Bancorp common stock received in exchange for shares of CNB common stock (including a fractional share interest in Bancorp common stock) will be the same as the total tax basis of shares of CNB common stock surrendered therefor, decreased by the cash received by the stockholder, and increased by the amount that was treated as a dividend and the amount of gain which the stockholder recognized in the exchange (not including the portion of the gain treated as a dividend). The allocation of the total tax basis to particular shares of Bancorp common stock must follow the rules under Treasury Regulation Section 1.358-2.

8	A CNB stockholder’s holding period in a share of Bancorp common stock received in exchange for a share of CNB common stock (including a fractional share interest in Bancorp common stock) will include the holding period in the share of CNB common stock surrendered therefor, provided that such share of CNB common stock surrendered was held as a capital asset at the effective time of the merger.

9	Provided that the redemption of a fractional share interest in Bancorp common stock is not essentially equivalent to a dividend paid to a CNB stockholder, a CNB stockholder will recognize gain or loss on the receipt of such cash equal to the difference between the amount of cash and that stockholder’s tax basis in the fractional share interest.

10	A CNB stockholder who surrenders a share of CNB common stock or exercises dissenters’ rights with respect to a share of CNB common stock and receives solely cash therefor will recognize gain or loss on each share of CNB common stock so surrendered equal to the difference between the fair market value of the cash received for a share of CNB common stock and such stockholder’s tax basis in such share of CNB common stock.

Sandy Spring Bancorp, Inc.
CN Bancorp, Inc.
Project Carnivale Tax Opinion
11	It is more likely than not that (i) the existence of CNB or County National Bank’s offer to cancel any CNB options immediately prior to the effective time of the merger in exchange for a cash payment at the closing of the merger (the “Option Holder Election”) will not constitute constructive receipt and (ii) such election will not create a taxable event for CNB option holders choosing to exchange CNB options for options to purchase Bancorp common stock.

12	The substitution of a Bancorp nonqualified stock option for a CNB nonqualified stock option would satisfy the requirements of Prop. Treas. Reg. sec. 1.409A-1(b)(5)(v)(D). Therefore, it is more likely than not that such Bancorp nonqualified stock option is not subject to section 409A. Bancorp will be required to report employee income and withhold taxes upon the exercise of such Bancorp nonqualified stock option. In the event that the Option Holder Election does not create a taxable event by reason of constructive receipt, and in the event that such Bancorp nonqualified stock option is not subject to section 409A, the substitution of a Bancorp nonqualified stock option for a CNB nonqualified stock option will be tax-free to the holder of such CNB nonqualified stock option.

13	The existence of the Option Holder Election will not be a material modification of a CNB incentive stock option within the meaning of section 424 and Treas. Reg. section 1.424-1.

14	The substitution of a Bancorp incentive stock option for a CNB incentive stock option will be a valid substitution under section 424. Therefore, (i) such Bancorp incentive stock option will be considered a substituted incentive stock option under section 422, (ii) employee holders of such Bancorp incentive stock options that meet the holding period requirement in section 422 will not have compensation income as described in section 421, and (iii) Bancorp will not be required to withhold or report income with respect to such Bancorp incentive stock options, the employee holders of which meet the holding period requirement in section 422, but will be required to report income to employee holders of such Bancorp incentive stock options who have disqualifying dispositions of such options. In addition, Bancorp will be required to report employee income and withhold taxes upon the cancellation of such Bancorp incentive stock options. Therefore, in the event that the Option Holder Election does not create a taxable event by reason of constructive receipt, the substitution of a Bancorp incentive stock option for a CNB incentive stock option will be tax-free to the holder of such CNB incentive stock option.

15	The holder of a CNB option will recognize gain or income on the surrender of such option for cash pursuant to the Option Holder Election.
/s/ KPMG LLP
Baltimore, MD
March 28, 2007

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